EXHIBIT 12.1
THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the Years Ended December 31, 2016, 2015, 2014, 2013, and 2012
(in thousands of dollars except for ratios)

	2016	2015	2014	2013	2012
Earnings:

Income before income taxes	$1,099,481	$901,847	$1,306,043	$1,251,319	$1,015,579

Add (deduct):

Fixed charges	107,365	104,764	105,840	102,194	113,671
Amortization of capitalized interest	2,927	2,450	2,352	2,272	1,660
Capitalized interest	(5,903)	(12,537)	(6,179)	(1,744)	(5,778)
Adjustment to exclude noncontrolling interests in subsidiaries and income from equity investee	3,970	(3,850)	129	(2,324)	(12,950)

Earnings as adjusted	$1,207,840	$992,674	$1,408,185	$1,351,717	$1,112,182

Fixed Charges:

Interest expensed and capitalized	$96,209	$93,520	$93,777	$93,258	$104,287
Amortization of deferred debt issuance costs	1,642	1,279	1,118	1,115	1,245
Portion of rents representative of the interest factor (a)	9,514	9,965	10,945	7,821	8,139

Total fixed charges	$107,365	$104,764	$105,840	$102,194	$113,671

Ratio of earnings to fixed charges	11.25	9.48	13.30	13.23	9.78

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.